ENDORSEMENTS

(Only we can endorse this contract.)

Any reference in any provision of this contract, to the sex of any person will be ignored except for the purpose of identification. For any settlement payable for the lifetime of one or more payees, the female rates we show in the contract will apply to both male and female payees.
Not withstanding anything in this contract to the contrary, when the contract is in default, it will stay in force as reduced paid-up insurance.

BASIS OF COMPUTATION

Mortality Tables Described - We base all net premiums and net values to which we refer in this contract on the insured’s issue age and on the length of time since the contract date. We use the commissioners 1980 Standard Ordinary Non-Smokers Monthly Table Band continuous functions based on age last birthday.

Interest Rate - For all net premiums and net values to which we refer in this contract we use an effective rate of 4% a year.

Exclusions - When we compute net value, tabular values, and reduced paid-up insurance we exclude the value of any supplementary benefits and any other extra benefits added by rider to this contract.

Values after 20 Contract Years - Tabular value not shown on page 4 will be computed using the standard nonforfeiture method and the mortality table and interest rate we describe above. We show the nonforfeiture factors in the contract data pages.

Minimum Legal Values - The cash, loan and other values in this contract are at least as large as those set by law where it is delivered. Where required, we have the given the insurance regulator a detailed statement of how we compute values and benefits.

ORD 86303-88